
St. Jude Resources Ltd.
St. Jude

#200, 5405 - 48TH AVENUE, DELTA, B.C. V4K 1W6 CANADA
PHONE: (604) 940-6565 FAX: (604) 940-6566

December 17, 2001

Office of International Corporate Finance
Securities and Exchange Commission
450 - 5th Street N.W.
Washington, D.C.
U.S.A. 20549

Dear Sirs:

RE: U.S. Secondary Trading: Exemption under Rule 12g3-2(b)
File Number: 82 - 4014

To update the records of the above, please find enclosed a copy of Form 61 Quarterly Report covering the nine month period ending October 31, 2001, which we trust you will find in order.

Yours very truly,

ST. JUDE RESOURCES LTD.
PER:

for MICHAEL A. TERRELL,
President

/mjh
enclosures

dw 1/31

British Columbia Securities Commission

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F
(Previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the Securities Act. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6731), P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, BC, V7Y 1L2. Toll Free in British Columbia 1-800-373-6393.

ISSUER DETAILS:

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT
St. Jude Resources Ltd.	October 31, 2001	December 17, 2001
ISSUER'S ADDRESS	ISSUER'S FAX NO.	ISSUER'S TELEPHONE NO.
#200, 5405 - 48th Avenue Delta, British Columbia Canada, V4K 1W6	(604) 940 - 6566	(604) 940 - 6565
CONTACT E-MAIL ADDRESS	WEB SITE ADDRESS	
stjude@dccnet.com		
CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE NO.
Michael A. Terrell	President and C.E.O.	(as above)

CERTIFICATE

The three schedules required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	NAME	DATE SIGNED
➢ [signature]	Michael A. Terrell	December 17, 2001
DIRECTOR'S SIGNATURE	NAME	DATE SIGNED
➢ [signature]	D. Mark Eilers	December 17, 2001

QUARTERLY AND YEAR END REPORT: FORM 51 - 901F (Continued)
For the Three and Nine Month Period Ended October 31, 2001

(SCHEDULE "A") **FINANCIAL INFORMATION**

Please find enclosed the company's 3rd Quarter Interim Financial Statements, which include:

- Consolidated Balance Sheets;
- Consolidated Statements of Operations and Deficit;
- Consolidated Statements of Cash Flows.

(SCHEDULE "B") **SUPPLEMENTARY INFORMATION**

(As at October 31, 2001)

Securities: There were no shares issued during the quarter in question.

DATE	# OF SHARES	TYPE OF ISSUE	PRICE PER SHARE ($)	CONSIDERATION RECEIVED ($)
		NIL		

- Total issued and outstanding shares: 14,696,188.

Options: No incentive stock options were granted during the quarter in question. However, 360,000 Employee Options were cancelled. There are now 1,100,000 Directors and Employees Incentive Stock Options as follows:

# OF SHARES	OPTIONS	EXERCISE PRICE ($)	EXPIRY DATE
830,000	Directors	$0.45	June 28, 2005
270,000	Employees	$0.45	June 28, 2005

Warrants: There are no warrants outstanding:

# OF SHARES	WARRANTS	EXERCISE PRICE ($)	EXPIRY DATE
	NIL		

Directors:	Michael A. Terrell	**Officers:**	Michael A. Terrell, President & C.E.O.
	D. Mark Eilers		Mary-Jane Hamula, Corporate Secretary
	Chris A. Bennett		

Non-Arms Length Transactions: The aggregate amount of expenditures made to parties not at arms length from the issuer during the quarter was NIL. Note however, management fees are paid to Bluestar Management Inc., a company controlled by Michael A. Terrell, in connection with its commitment to provide management services.

(SCHEDULE "C") **MANAGEMENT DISCUSSION AND ANALYSIS**

(As at December 17, 2001)

This management discussion and analysis covers the nine month period ended October 31, 2001, as well as subsequent events up to the date of filing.

NATURE OF BUSINESS

St. Jude Resources Ltd. is primarily in the mineral exploration business. At the presently time, the company has three gold projects. The Uchi Lake project is located in northwestern Ontario in the Red Lake Mining District, and

the other two projects are in the western region of Ghana, West Africa, and are referred to as the Hwini-Butre and the South Benso concessions.

Subsequent to the quarter in question, on November 20, 2001, the company announced the acquisition of an oil and gas investment whereby St. Jude acquired a 50% interest in five sections (1,280 hectares) of petroleum and natural gas rights located near Cold Lake, Alberta.

The company has also made non-resource investments which have the potential to enhance and preserve shareholder value. These investments include an option to acquire up to a 50.1% interest in MGB Plastics Inc., and the establishment of a supply chain management company, namely, i to i logistics inc., wherein St. Jude has a 51% interest. The details of these acquisitions are outlined below. It should be noted that these non-resource investments do not amount to a major shift in the company's resources exploration focus, nor do they amount to a change in business.

FINANCIAL REVIEW
For the Nine Month Period Ended October 31, 2001

The company incurred a net profit during the quarter in question of $28,545 ($0.0019 per share), compared to a loss of $82,229 ($0.0056 per share) during the same three month period last year. The gain for this quarter was primarily attributable the operations of i to i logistics inc. For the nine month period ending October 31, 2001, the company reported a net loss of $196,820 ($0.0134 per share), compared to a loss of $4,027 ($0.0003 per share) for the same nine month period in year 2000. This loss is largely attributable to the fact that the company has less capital earning interest, combined with the fact that prevailing interest rates are considerably lower at this time.

Expenses for the nine month period in question totalled $687,178 as compared to $537,705 during the same nine month period ended October 31, 2000. The increase in expenses this year is largely due to an increase in consulting fees in the amount of $183,185, which is directly related to the operating activities of i to i logistics inc., whose expenses are reflected in the consolidated financial statements of company. During the nine month period in question, the company paid a total of $157,500 in management fees to Bluestar Management Inc., a company controlled by Michael Terrell, the President and C.E.O. of St. Jude. Bluestar provides St. Jude with ongoing administrative management services pursuant to a management contract. The company also paid a total of $111,604 in wages and benefits, which is up over the same nine month period last year. Salaried employees carry out the day-to-day operations at the company's head office in Delta, British Columbia, including reception, secretarial, investor relations and communication functions. Other components of overhead expenses were rent payments of $56,665. Office expenses, which include communication costs, delivery charges, office supplies and office equipment leases, were $37,253, which is up over the office expenses incurred for the same nine month period a year ago. Travel expenses for the nine month period in question were $49,362, which were up over the same period last year, primarily due to the activities of i to i logistics inc. Other travel expenses relate to the costs incurred to evaluate investment opportunities, to attend conferences and meetings related to the company's existing projects, both in the resource and non-resource areas. During the nine month period in question, the company paid $22,356 in administration costs which cover regulatory/corporate filing fees, transfer agent fees, listing fees and all other costs of annual and quarterly reporting to shareholders.

The company is pleased to report income from operations in the amount of $101,960 for the nine month period in question. This operating income is directly related to the consulting operations of i to i logistics inc.

During the nine month period ended October 31, 2001, the company capitalized deferred exploration costs in the amount of $1,344,006 where $925,696 was spent on advancing the Hwini-Butre project and $418,310 have been spent on the South Benso project. Please refer to Note 2 in the financial statements to the Schedule of Deferred Exploration Costs for a property-by-property breakdown.

Pursuant to the company's recent oil and gas acquisition, (the particulars of this investment are later described under Project Summaries), the company paid a purchase price of $277,800 for a 50% interest in five sections (1,280 hectares) of petroleum and natural gas rights located near Cold Lake, Alberta.

Pursuant to the company's agreement with MGB Plastics Inc., the company carries a loan receivable that can at the company's option, be converted to common stock in MGB Plastics Inc. As at October 31, 2001, the loan receivable stands at $2,979,643 (US 1,904,289).

MATERIAL TRANSACTIONS

There were no material transactions which occurred during the nine month period ended October 31, 2001.

PROJECT SUMMARIES

Uchi Lake Property: The Uchi Lake Property consists of 20 claims in the Red Lake Mining District of northwestern Ontario. The property is directly adjacent and south of the old Uchi Lake Gold Mine which produced approximately 110,000 oz. of gold in the early 1900's. To date, St. Jude carried geochemical surveys, geophysical surveys and trenching programs which lead the company to complete two drill programs on the Waco Vein system on the western portion of the property. Drilling to date has traced a high grade vein system which is averaging approximately 1.1 oz. au/ton across an average width of approximately four feet. This zone has been traced for a strike length of 300 feet and it remains open at depth and to the north. Although the company has not been active on the property for several years, the property remains in good standing and the company has assessment work credits to keep the property in good standing for at least 10 more years. The company is in the process of evaluating proposed work programs to properly evaluate the full potential of this property.

Hwini-Butre Concession, Ghana, West Africa: The company acquired the Hwini-Butre concession in early 1995. Pursuant to our property agreement, St. Jude has the right to earn up to a 67.5% interest in the property, through a combination of exploration expenditures and cash payments. St. Jude was required to spend US $1 million in exploration expenditures which has been completed. The company currently holds a 49% interest in the property and upon the payment of US $800,000, the company can increase its ownership to 67.5%. At that time, the Government of Ghana will have a 10% carried interest and our joint venture partner, Hwini-Butre Minerals Ltd., will hold a 24.5% participating interest. In the event that our joint venture partner elects not to participate in the development of the project, its interest will be reduced to a 12% net profits interest.

The property straddles approximately 20 km. of the main Ashanti gold belt and hosts several highly prospective prospects. Geophysical and geochemical surveys have been carried out over the entire concession and a number of highly prospective targets have been identified. To date, the company has focused on the southern end of the concession. Several km. of trenching and over 1,000 pits have been excavated. To date, the company has completed approximately 20,000 meters of diamond drilling on the project and an economic grade zone of mineralization has been established over a strike length of approximately 1,000 meters, running from the Adoikrom deposit in the north, through the Father Brown zone to the Dabikrom shaft zone in the south. Furthermore, the extensive pitting in the southern sector has identified large areas of surface enrichment down to a depth of three to five meters. In addition to the main zone of mineralization, the company is optimistic that this surface enrichment has the potential to become an extremely low cost source of ore which can be processed quickly and profitably.

In January 2000, the company announced that there was a legal dispute between Hwini-Butre Minerals ("HBM") Ltd. and B.D. Goldfields ("BDG") regarding the title to the Hwini-Butre concession. BDG alleges that HBM took title to the concession in 1993 pursuant to an invalid assignment. On May 29, 2001, the company announced that all legal claims affecting the title to the Hwini-Butre concession had been either dismissed or discontinued, except for one remaining action, which is being brought forward by HBM. The purpose of this court application by HBM is to obtain a declaration confirming the 1993 transfer and to ensure that BDG is barred from bringing any future vexatious claims to impede the development of the project.

As a result of the brighter outlook for gold exploration companies that has developed over the second and third quarters of 2001, combined with the apparent resolution of the above described legal disputes, the company has stepped up exploration activity on this project. An independent geological firm has been retained to evaluate results in the southern half of the project (the Adoikrom, Father Brown and the Dabokrom deposits) for advancement of that sector to the mining permit stage. The company has also embarked on a drill program in the northern areas of the property to assess already identified targets.

During the quarter in question, the company released the following drill results from the Abada and Apatunso prospects located in the northern portion of the Hwini-Butre concession. The Abada prospect is located approximately 13 KM north of the Adoikrom deposit in the northwest quadrant of the Hwini-Butre concession and significant intersections of mineralization were encountered in five drill holes. The results are as follows:

Hole #	Dip	Coordinates	From - To (in meters)	Interval (in meters)	g/t Au
ABD - 01	45E	17702.19N / 2744.93E	2 - 29	27	2.41
ABD - 02	45E	17747.51N / 2751.58E	30 - 34	4	1.03
ABD - 03	45E	17598.59N / 2690.79E	53 - 57	4	2.59
ABD - 07	45E	17677.218N / 2734.283E	13 - 35	22	2.10
ABD - 08	45E	17662.479N / 2701.482 E	53 - 60	7	2.43**

** This drill hole ended in mineralization

First phase drilling at the Apatunso prospect, which is located approximately 300 meters south of the Abada prospect also delivered encouraging gold intersections in three drill holes. Those results are as follows:

Hole #	Dip	Coordinates	From - To (in meters)	Interval (in meters)	g/t Au
APO - 04	90	15830.18N / 3236.97E	5 - 12	7	0.95
APO - 06	90	15854N / 3319.24E	45 - 50	5	1.15
APO - 08	90	15832.68N / 3318.5E	31 - 49	18	1.56

Pitting is being undertaken at the Abada prospect at this time, with a view to establishing a clearer understanding of the structural controls. Follow up drilling is expected to take place later this fall.

The company has been working closely with the firm of Watts, Griffis, and McOuat in order to expedite the completion of a mineral resources estimate for the Hwini-Butre concession. This technical report is expected to be completed shortly and will comply with the requirements of National Instrument 43-101, (Standards of Disclosure for Mineral Projects).

Further information and results will be reported as they become available.

South Benso Concession, Ghana, West Africa: On October 18, 2000, the company announced that it had entered into an agreement with Fairstar Explorations Inc. to acquire an interest in Fairstar's South Benso concession located in Ghana, West Africa. The South Benso concession is located directly adjacent to and north of the company's Hwini-Butre concession. Pursuant to our agreement with Fairstar, St. Jude can earn up to a 65% participating interest in the property by making an initial cash payment and conducting sufficient exploration work to take the property to feasibility. After feasibility, Fairstar will retain a 25% participating interest in the concession, and both St. Jude's and Fairstar's interest will be subject to a 7.5% net profits interest to the original Ghanaian concession holder. The Ghanaian Government will retain its customary 10% carried interest. The agreement with Fairstar also specifies that a joint venture will be established and St. Jude will be the operator of the project. As at the date of this discussion, St. Jude has made the initial cash payment of $30,000 US and has already commenced an exploration program which includes surface exploration and a combination of reverse circulation and diamond drilling.

At this time, the company does not have an estimate of the anticipated costs for taking the property to feasibility however, it is anticipated that an estimate for this cost will be established within the next nine months.

So far, St. Jude's geological staff in Ghana have spent a considerable amount of time and effort analyzing and evaluating the geological data which has been collected on the South Benso project by Fairstar Explorations Inc. Furthermore, St. Jude is in the process of completing its first phase of exploration on the concession and preliminary results are expected to be released before the end of this year.

Oil and Gas: On November 20, 2001, St. Jude Resources acquired a 50% interest in five sections (1,280 hectares) of petroleum and natural gas rights. The property was purchased through a crown land sale and is located near Cold Lake, Alberta, an area that is prone to shallow natural gas accumulations and heavy oil. This property was acquired to pursue a number of shallow natural gas drilling targets, which have already been

identified through preliminary data evaluation. Additional seismic data may be purchased and drilling of the first wells is expected to commence in the first quarter of next year.

St. Jude's 50% partner in the project is Markedon Energy Ltd. of Calgary, with whom we have entered into a joint operating agreement. Mr. Mark Eilers, who is a director and officer of Markedon Energy, is also a director of St. Jude Resources. Pursuant to the agreement, Markedon will be the operator and will oversee the exploration, drilling and ultimately, the production of any wells drilled within the jointly held lands. St. Jude's and Markedon's interests in the petroleum and natural gas rights in these five sections are subject to the standard Alberta crown royalty together with a sliding scale royalty to 935501 Alberta Ltd. This sliding scale royalty ranges between 5% and 15% before payout, and converts to a working interest between 11.6 and 35% after payout, calculated on average production volumes during payout.

St. Jude's investment in the five sections to date, is approximately CDN $278,000 and it is anticipated that the cost of drilling, completing and tying in gas wells in this area will be under $230,000 per well. St. Jude will be responsible for 50% of these costs. Preliminary estimates suggest that the lands in question host between three and five prospective drill targets.

MGB Plastics Inc.: The company entered into a Memorandum of Understanding with MGB Plastics Inc. ("MGB") whereby St. Jude can acquire up to a 50.1% interest in MGB. This is a staged acquisition. The first 20% interest can be acquired for the purchase price of US $1.5 million. The second 20% can be acquired for a further US $1.5 million and the last 10.1% can be acquired for a purchase price of US $1 million. Pursuant to our agreement with MGB, the company agreed to advance up to US $3 million to MGB in the form of a non-interest bearing demand loan. If and when the company decides to exercise its right to acquire shares of MGB, the demand loan shall be converted into a percentage of shares as specified in the agreement. As of October 31, 2001, St. Jude had advanced a net amount of US 1,904,289 (CDN $2,979,643), which at this time is recorded on our financial statements as a loan receivable that can be converted into common shares of MGB.

The economic slow down has negatively impacted some of MGB's equipment suppliers and some of its customers, and as a result, MGB is in the process of re-calibrating its sales projections for next 12 to 24 months. MGB is in the process of finalizing a move from Wyoming to a larger facility in Reno, Nevada in order to locate closer to its primary market which is in California. MGB is optimistic that this move will provide access to a solid, skilled workforce and stable and reasonably priced electrical power.

In order to assist MGB in obtaining up to US $4 million in financing, the company agreed to continue to invest in MGB pursuant to our Memorandum of Understanding. At a minimum, St. Jude has agreed to provide sufficient funding to MGB to ensure that MGB's sales / debt ratio is maintained at a level of 1.3:1.

i to i logistics inc.: St. Jude has a 51% interest in i to i logistics inc. ("i to i"). The President of i to i is Mr. Michael Docherty of Michael Docherty & Associates ("MDA"). i to i was established on November 15, 2000, and since that time, i to i has made significant progress in establishing itself as an outsource logistics company, which will provide both internet based and traditional supply chain management services. To date, the company has focused on securing several forth party logistic consulting contracts which are forming a good solid client base for the company. At the same time, i to i is also working to develop leads for third party logistic opportunities where i to i can establish gain sharing, joint venture opportunities with clients who are interested in outsourcing certain aspects of their supply chain logistics. The company is pleased to report that during the last quarter, the consulting operations of i to i logistics inc. had generated operating income in the amount of $66,500. Shareholders and other interested parties are encouraged to visit i to i's website at http://www.itoilogistics.com.

GENERAL / OTHER

Material Differences in Actual Use of Proceeds: There has been no material difference in the actual use of proceeds from any previous disclosure by the issuer regarding the intended use of proceeds.

Investor Relations Activities: During the period in question, and to the date of this report, the company did not engage outside parties for investor relations. Investor relations functions were accomplished through personnel whose duties include dissemination of news releases, investor communications, and general day-to-day operations of this department.

Subsequent Material Transactions: Subsequent to October 31, 2001, the company acquired a 50% interest in five sections of petroleum and natural gas rights in the Cold Lake area of Alberta, the particulars of which were earlier described under Project Summaries.

Legal Proceedings: There has been no change in the status of the legal proceedings since the company's last quarterly report. However as stated earlier in this report, all legal claims made by or on behalf of B.D. Goldfields ("BDG") against Hwini-Butre Minerals Ltd. ("HBM") regarding the Hwini-Butre property, have been either dismissed or discontinued. The only remaining legal action has been brought by HBM for the purpose of obtaining a declaration confirming the 1993 transfer, and to ensure that BDG is barred from bringing any future vexatious claims to impede the development of the project.

Liquidity and Solvency: As of October 31, 2001, the company has $4,066,375 in its treasury. The company is presently in good standing with respect to all contractual obligations and the company has sufficient capital on hand to meet its ongoing obligations as they become due for the foreseeable future.

Transfer Agent: CIBC Mellon Trust Company

Trading Symbol: SJD - Canadian Venture Exchange CDNX

SEC Exemption under Rule 12g3-2(b): No. 82 - 4014

Please direct all inquires to:

Suite #200, 5405 - 48th Avenue
Delta, British Columbia
Canada, V4K 1W6

Tel : (604) 940 - 6565
Fax: (604) 940 - 6566

(SCHEDULE "A") **Financial Information**
(Unaudited – Prepared by Management)

Consolidated Balance Sheets

For the Nine Month Period Ended October 31, 2001

	October 31, 2001	January 31, 2001
Assets:		
Current assets:		
Cash and investments	$ 4,066,375	$ 5,688,531
Interest receivable	-	37,470
Accounts receivable	11,664	11,354
Income taxes recoverable	-	1,928
Prepaid expenses	9,675	9,675
	4,087,714	5,748,958
Mineral properties *(note 2)*	12,408,324	11,064,319
Loans receivable *(note 3)*		
MGB Plastics Inc.	2,979,643	2,934,245
Investments - Oil and Gas	277,801	-
Equipment	262,473	247,559
Less accumulated amortization	(189,767)	(178,211)
	72,706	69,348
	$ 19,826,188	$ 19,816,870

Liabilities and Shareholders' Equity		
Current Liabilities:		
Accounts payable and accrued liabilities	$ 225,530	$ 19,392
Shareholders' equity:		
Share capital	24,073,791	24,073,791
Deficit	(4,473,133)	(4,276,313)
	19,600,658	19,797,478
	$ 19,826,188	$ 19,816,870

Consolidated Statements of Operations and Deficit

For the Nine and Three Month Periods Ended October 31, 2001 and 2000

	Three Months Ended October 31		Nine Months Ended October 31	
	2001	2000	**2001**	2000
Expenses:				
Consulting fees	**$ 82,833**	$ -	**$ 183,185**	$ -
Management fees	**52,500**	52,500	**157,500**	157,500
Wages and benefits	**28,361**	30,955	**111,604**	70,712
Rent	**22,997**	16,834	**56,665**	50,502
Travel expenses	**20,465**	1,341	**49,362**	30,186
Office	**14,568**	8,434	**37,253**	28,257
General exploration	**-**	69,414	**26,419**	138,275
Administration	**7,918**	4,921	**22,356**	23,826
Professional fees	**(2,250)**	3,629	**13,261**	17,553
Promotion and advertising	**2,112**	251	**12,312**	1,462
Amortization	**3,693**	5,128	**11,556**	15,384
Bank charges and interest	**2,091**	1,091	**5,114**	2,148
Investor communication	**-**	540	**591**	1,900
	235,288	195,038	**687,178**	537,705
Income:				
Income	**66,500**	-	**101,960**	-
Interest earnings	**35,964**	131,849	**171,943**	404,573
Foreign exchange gain / (loss)	**166,556**	(19,622)	**232,037**	139,378
	269,020	112,227	**505,940**	543,951
Profit / (loss) before taxes	**33,732**	(82,811)	**(181,238)**	6,246
Income & capital tax expense	**(5,187)**	582	**(15,582)**	(10,273)
Net profit / (loss)	**28,545**	(82,229)	**(196,820)**	(4,027)
Deficit, beginning of period	**(4,501,678)**	(4,225,743)	**(4,276,313)**	(4,303,945)
Share issue costs	**-**	-	**-**	-
Deficit, end of period	**$ (4,473,133)**	$ (4,307,972)	**$ (4,473,133)**	$ (4,307,972)

Consolidated Statements of Cash Flows

For the Nine and Three Month Periods Ended October 31, 2001

	Three Months Ended October 31		Nine Months Ended October 31	
Cash provided by (used in):				
	2001	2000	**2001**	2000
Operations:				
Net income / (loss)	**$ 28,545**	$ (82,229)	**$ (196,820)**	$ (4,027)
Amortization	**3,693**	5,129	**11,556**	15,385
Change in non-cash operating working capital:				
Interest receivable	-	(106,359)	**37,470**	(87,678)
Accounts receivable	**7,293**	(1,980)	**(310)**	(3,044)
Income tax recoverable	**1,928**		**1,928**	-
Prepaid expenses	-	-	-	-
Accounts payable and accrued liabilities	**134,798**	4	**206,137**	(63,637)
	176,257	(185,435)	**59,961**	(143,001)
Investments:				
Exploration expenditures:				
Uchi Lake Mineral Property, Ontario	-	(5,842)	-	(10,842)
Hwini-Butre Concession, Ghana	**(413,682)**	(94,324)	**(925,696)**	(375,710)
South Benso Concession, Ghana	**(183,293)**	(75,812)	**(418,310)**	(75,812)
Loans receivable:				
MGB Plastics Inc.	**(660,522)**	(1,090,221)	**(45,397)**	(1,090,221)
Investments:				
Oil and Gas	**(277,800)**		**(277,800)**	
i to i logistics inc.	-	(30,000)	-	(30,000)
Additions to equipment	**(6,277)**	-	**(14,914)**	(2,000)
	(1,541,574)	(1,296,199)	**(1,682,117)**	(1,584,585)
Financing:				
Share issue costs	-	-	-	-
Issuance of class "A" shares	-	-	-	-
	-	-	-	-
Increase (Decrease) in cash	**(1,365,317)**	(1,481,634)	**(1,622,156)**	(1,727,586)
Cash and investments, beginning of period	**5,431,692**	9,204,431	**5,688,531**	9,450,383
Cash and investments, end of period	**$ 4,066,375**	$ 7,722,797	**$ 4,066,375**	$ 7,722,797

See accompanying notes to consolidated interim financial statements.

ST. JUDE RESOURCES LTD.

Notes to Consolidated Interim Financial Statements
For the Nine Month Period Ended October 31, 2001

---

1. **Significant accounting policies:** Basis of presentation - The consolidated interim financial statements include the accounts of the company's 51% owned subsidiary, i to i logistics inc. and its wholly-owned subsidiary.

2. **Mineral Properties:** See attached Schedule of Deferred Exploration Costs for a property-by-property breakdown of exploration expenditures.

3. **Loans Receivable:** During the year, the company entered into an agreement with MGB Plastics Inc. (MGB) in order to secure the right to acquire up to 50.1% of MGB by December 31, 2001. As part of this agreement, the company agreed to advance up to $3 million US to MGB in the form of a non-interest bearing demand loan. In the event that the company decides to exercise its right to acquire shares of MGB, the demand loan shall be converted into a percentage of shares as specified in the agreement. In the event that the company elects to waive its right to acquire shares of MGB, the demand loan will bear interest at the rate of 7.5% per annum, compounded semi-annually and accrues from the date of demand to the date of payment. To December 17, 2001, no decision has been made with respect to the exercise of the right to acquire shares.

ST. JUDE RESOURCES LTD.

Schedule of Deferred Exploration Costs (Note 2)

For the Nine Month Period Ended October 31, 2001

Uchi Lake Property, Ontario

	Property Acquisition Costs to Date	Year End January 31 2000	Year End January 31 2001	1st Quarter April 30, 2001	2nd Quarter July 31, 2001	3rd Quarter October 31, 2001
Balance beginning of year		386,906.00	386,906.00	397,748.18	397,748.18	397,748.18
Acquisition costs	12,000.00	-	-	-	-	-
Consulting / personnel		-	10,842.18	-	-	-
Consumable field equipment		-	-	-	-	-
Drilling		-	-	-	-	-
Support services		-	-	-	-	-
Line cutting & clearing		-	-	-	-	-
Trenching & pitting		-	-	-	-	-
Geological mapping		-	-	-	-	-
Geophysical surveys		-	-	-	-	-
Geochemical surveys		-	-	-	-	-
Total for period		-	-			
Written off		-	-	-	-	-
Balance end of year		**386,906.00**	**397,748.18**	**397,748.18**	**397,748.18**	**397,748.18**
Total to date Uchi Lake						**397,748.18**

Hwini-Butre Property, Ghana

	Property Acquisition Costs to Date	Year End January 31 2000	Year End January 31 2001	1st Quarter April 30, 2001	2nd Quarter July 31, 2001	3rd Quarter October 31, 2001
Balance beginning of year		7,024,094.83	9,874,824.52	10,292,678.94	10,489,842.71	10,804,693.03
Acquisition costs	-	-	-	-	-	-
Consulting / personnel		706,804.75	303,629.53	70,383.33	74,515.33	42,456.60
Consumable field equipment		-	-	-	-	-
Drilling		1,527,980.99	5,040.75	15,536.95	146,956.20	283,738.69
Support services		373,857.06	108,578.96	102,542.88	81,619.67	67,362.98
Line cutting & clearing		118,784.41	605.18	2,485.89	4,159.84	2,540.20
Trenching & pitting		123,302.48	-	6,214.72	7,599.28	17,583.39
Geological mapping		-	-	-	-	-
Geophysical surveys		-	-	-	-	-
Geochemical surveys		-	-	-	-	-
Total for period		2,850,729.69	417,854.42	197,163.77	314,850.32	413,681.86
Written off		-	-	-	-	-
Balance end of year		**9,874,824.52**	**10,292,678.94**	**10,489,842.71**	**10,804,693.03**	**11,218,374.89**
Total to date Hwini-Butre						**11,218,374.89**

South Benso Property, Ghana

	Property Acquisition Costs to Date	Year End January 31 2000	Year End January 31 2001	1st Quarter April 30, 2001	2nd Quarter July 31, 2001	3rd Quarter October 31, 2001
Balance beginning of year		-	0.00	373,891.50	491,254.53	608,908.53
Acquisition costs	45,600.00	-	45,600.00	-		
Consulting / personnel		-	68,490.00	6,990.00	11,450.00	35,388.75
Consumable field equipment		-	246.10	-	-	-
Drilling		-	159,096.48	73,157.67	76,162.28	79,284.14
Support services		-	71,061.08	15,536.80	24,935.81	67,752.21
Line cutting & clearing		-	4,538.82	3,107.36	2,811.32	867.58
Trenching & pitting		-	24,859.02	18,571.20	2,294.59	-
Geological mapping		-	-	-	-	-
Geophysical surveys		-	-	-	-	-
Geochemical surveys		-	-	-	-	-
Total for period		-	373,891.50	117,363.03	117,654.00	183,292.68
Written off		-	-	-	-	-
Balance end of year		-	**373,891.50**	**491,254.53**	**608,908.53**	**792,201.21**
Total to date South Benso						**792,201.21**

Total Mineral Properties	**12,408,324.28**